EXHIBIT 12.1

CALPINE CORPORATION
Computation of Ratio of Earnings to Fixed Charges

(Dollars in millions)

	Years Ended December 31,
	2014	2013	2012	2011	2010
Earnings
Income (loss) before income taxes	$983	$20	$218	$(211)	$(230)
Less:
Income from unconsolidated investments in power plants	(25)	(30)	(28)	(21)	(16)
Interest capitalized	(19)	(38)	(38)	(24)	(15)
Preferred securities dividend requirements of subsidiaries	—	(1)	(1)	(2)	(3)
Add:
Fixed charges	678	749	791	807	858
Amortization of capitalized interest	29	30	30	31	31
Distributions from equity method investments	13	27	29	6	11
Total Earnings:	$1,659	$757	$1,001	$586	$636
Fixed Charges:
Interest expense	$645	$696	$736	$760	$813
Interest capitalized	19	38	38	24	15
Approximation of interest in rental expense	14	15	17	23	30
Total Fixed Charges:	$678	$749	$791	$807	$858
Ratio of Earnings to Fixed Charges(1):	2.45	1.01	1.27	0.73	0.74
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(1)
The coverage ratio is less than one-to-one for the years ended December 31, 2011 and 2010; thus, additional earnings of $221 million and $222 million, respectively, would have needed to be generated to cover the shortfall.